LendingClub Corporation

71 Stevenson Street, Suite 300

San Francisco, California 94105

December 8, 2014

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Kathryn McHale Erin Purnell

Re:

LendingClub Corporation Registration Statement on Form S-1 (File No. 333-198393)

originally filed August 27, 2014, as amended, and corresponding Registration Statement on Form 8-A (File No. 001-36771) filed December 4, 2014

Acceleration Request

Requested Date: December 10, 2014

Requested Time: 4:00 PM Eastern Time

Ladies and Gentlemen:

LendingClub Corporation (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to declare the above-captioned Registration Statements on Form S-1 and Form 8-A effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.

The Registrant hereby authorizes Jeffrey R. Vetter or James D. Evans, both of whom are attorneys with the Registrant’s outside legal counsel, Fenwick & West LLP, to orally modify or withdraw this request for acceleration.

The Registrant hereby acknowledges that:

•	should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert the Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant requests that it be notified of such effectiveness by a telephone call to Mr. Vetter at (650) 335-7631 or, in his absence, Mr. Evans at (206) 389-4559.

Sincerely,

LENDINGCLUB CORPORATION

By:	/s/ Renaud Laplanche
Renaud Laplanche
Chief Executive Officer

cc:	Carrie Dolan, Chief Financial Officer
Jason Altieri, General Counsel and Chief Compliance Officer
LendingClub Corporation

Jeffrey R. Vetter, Esq.
Cynthia C. Hess, Esq.
James D. Evans, Esq.
Fenwick & West LLP